## *NTK HOLDINGS REPORTS MAJOR INCREASES FOR 2ND- QUARTER SALES/OPERATING EARNINGS*

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PROVIDENCE, RI, July 28, 2005—**NTK Holdings, Inc.** ("**NTK Holdings**"), the parent company of **Nortek Holdings, Inc.** ("**Nortek Holdings**") and **Nortek, Inc.** ("**Nortek**"), a leading international designer, manufacturer and marketer of high-quality branded building products, today announced that second-quarter sales and operating earnings from continuing operations increased 12 percent and 26 percent, respectively.

Building on a 7-percent increase in sales in the first quarter, **NTK Holdings** sales for the first half were $933 million led by the continued strength of the Company's core residential housing and home-improvement markets.

**- more -**

Key financial highlights from continuing operations for the second quarter included:

- Net sales of $499 million, an increase of 12 percent compared to the $446 million recorded in the 2004 second quarter.

- Operating earnings of $59.0 million, an increase of 26 percent over last year’s second quarter of $46.9 million.

- Depreciation and amortization expense of $11.1 million compared to $10.6 million in last year’s second quarter.

- Net earnings from continuing operations of $16.5 million compared to $17.1 million in last year’s comparable period.

**NTK Holdings** had increases in sales and operating earnings in both its Residential Building Products and Air Conditioning and Heating Products Segments. The Company continues to experience material cost increases related primarily to purchases of steel, copper and aluminum. These cost increases were offset by price increases, continued strategic sourcing initiatives and improvement in manufacturing efficiency.

Richard L. Bready, Chairman and Chief Executive Officer, said, “Our major businesses delivered a solid performance in the second quarter, particularly our growing group of home technology companies.  Their continued growth led to the strong results achieved in our Residential Building Products Segment.”

So far this year, there have been two expansions of the home-technology group. In April, **NTK Holdings**, through its Linear LLC subsidiary, acquired Panamax of Petaluma, California, a designer and distributor of innovative power conditioning and surge protection products for the home; and on July 15, Linear acquired the business of Niles Audio Corporation of Miami, Florida, a supplier of audio and video distribution products and speakers to the custom home installation market.

The results from continuing operations exclude **Nortek’s** formerly owned subsidiaries, Ply Gem Industries, Inc. and LaCornue SAS, which were sold in 2004 and accordingly treated as discontinued operations in 2004.

Key financial highlights from continuing operations for the first half of 2005 included:

- Net sales of $933 million, an increase of 9.6 percent compared to the $851 million recorded for the comparable period in 2004.

- Operating earnings of $99.7 million, an increase of 12.5 percent over the $88.6 million recorded in the first half of 2004.

Mr. Bready added, “Housing activity maintained its solid pace in the first half of 2005, and it is expected that overall residential housing markets will remain strong for the remainder of the year.  For the first six months of 2005, building permits were up 1.8 percent and housing starts were up 5.2 percent compared to the same period in 2004.  However, through June, HVAC industry air conditioning and heat pump shipments were down slightly over 2004 due to cool weather in April and May.  In addition, we believe the custom-designed commercial HVAC and the manufactured housing markets will not see a meaningful recovery in 2005.”

Mr. Bready added, “We expect, if the strength in housing continues, that 2005 will be a year of improvement in the sales and operating earnings for both our Residential Building Products and Air Conditioning and Heating Products Segments.”

Acquisitions contributed approximately $11.2 million and $1.2 million to net sales and operating earnings, respectively, for the second quarter of 2005 and contributed approximately $23.4 million and $1.7 million to net sales and operating earnings for the six months ended July 2, 2005.

**NTK Holdings, Inc.** (“**NTK Holdings**”), the parent company of **Nortek Holdings, Inc.** (“**Nortek Holdings**”) and **Nortek, Inc.*** (“**Nortek**”), is a leading international manufacturer and distributor of high-quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. **NTK Holdings** offers a broad array of products for improving the environments where people live and work. Its products include: range hoods, bath fans, indoor air quality systems and other spot ventilation products; heating and air conditioning systems; and home technology offerings, including audio, video, entry and security and other products.

**As used herein, the term “Nortek” refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

*This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.*

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## NTK HOLDINGS, INC. AND SUBSIDIARIES
## UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

| | For the Three Months Ended | | For the Six Months Ended | |
|---|---|---|---|---|
| | Post-Acquisition July 2, 2005 | Pre-Acquisition July 3, 2004 | Post-Acquisition July 2, 2005 | Pre-Acquisition July 3, 2004 |
| | (Amounts in thousands) | | | |
| **Net Sales** | $ 498,860 | $ 446,012 | $ 932,978 | $ 851,024 |
| **Costs and Expenses:** | | | | |
| Cost of products sold | 350,406 | 314,804 | 659,865 | 601,686 |
| Selling, general and administrative expense | 85,090 | 80,781 | 164,678 | 153,929 |
| Amortization of intangible assets | 4,385 | 3,540 | 8,718 | 6,849 |
| | 439,881 | 399,125 | 833,261 | 762,464 |
| Operating earnings | 58,979 | 46,887 | 99,717 | 88,560 |
| Interest expense | (32,741) | (18,422) | (69,925) | (43,981) |
| Loss from debt retirement | --- | --- | --- | (11,958) |
| Investment income | 362 | 335 | 808 | 1,279 |
| Earnings from continuing operations before provision for income taxes | 26,600 | 28,800 | 30,600 | 33,900 |
| Provision for income taxes | 10,100 | 11,700 | 11,800 | 13,800 |
| **Earnings from continuing operations** | 16,500 | 17,100 | 18,800 | 20,100 |
| **(Loss) earnings from discontinued operations** | --- | (1,200) | --- | 66,900 |
| **Net earnings** | $ 16,500 | $ 15,900 | $ 18,800 | $ 87,000 |

*The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.*

## NTK HOLDINGS, INC. AND SUBSIDIARIES
## NOTES TO UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

(A) The unaudited condensed consolidated summary of operations presented herein for the pre-acquisition period ended July 3, 2004 reflects the results of operations of the former Nortek Holdings, Inc. and all of its wholly-owned subsidiaries (the predecessor company) and for the post-acquisition period ended July 2, 2005 reflects the results of operations of NTK Holdings, Inc. and its wholly-owned subsidiary, Nortek Holdings, Inc. Nortek, Inc. ("Nortek") is a wholly-owned subsidiary of Nortek Holdings, Inc. ("Nortek Holdings"), and is required under the terms of its indenture to file periodic reports with the Securities and Exchange Commission ("SEC"). The unaudited condensed consolidated summary of operations include the accounts of the former Nortek Holdings, Inc. and NTK Holdings, Inc., as appropriate and all of their wholly-owned subsidiaries (individually and collectively, the "Company" or "NTK Holdings"), after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Certain amounts in the prior year's unaudited condensed consolidated summary of operations have been reclassified to conform to the current year presentation. It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest quarterly report on Form 10-Q, Nortek's latest annual report on Form 10-K and the Company's Current Reports on Form 8-K as filed with the SEC.

(B) On June 13, 2005, the Company, through its wholly-owned subsidiary Nordyne, Inc. ("Nordyne"), acquired International Marketing Supply, Inc. ("IMS") for approximately $5,000,000, utilizing approximately $4,500,000 of cash on hand and issuing an unsecured promissory note in the amount of approximately $500,000. IMS is located in Miami, FL and sells heating, ventilation and air-conditioning equipment to Latin America.

On April 26, 2005, the Company, through its indirect wholly-owned subsidiary, Linear LLC ("Linear"), acquired Panamax for approximately $11,750,000 (utilizing approximately $9,500,000 of cash on hand and issuing an unsecured promissory note in the amount of approximately $2,250,000) plus an earn-out based upon the earnings of Panamax for 2005 which is capped at approximately $4,250,000. Panamax is located in Petaluma, CA and manufactures and designs innovative power conditioning and surge protection products that prevent loss or damage of home and small business equipment due to power disturbances.

On December 17, 2004, the Company, through Linear, acquired M&S Systems, LP ("M&S"), located in Dallas, Texas, for approximately $16,400,000. M&S is a manufacturer and designer of distributed audio and communication equipment, speakers and central vacuum systems.

On March 9, 2004, the Company, through Linear, acquired OmniMount Systems, Inc. ("OmniMount") for approximately $16,500,000 in cash and contingent consideration. The contingent consideration is payable 90 days after fiscal 2006 if certain fiscal 2006 financial results, as defined by the stock purchase agreement, are met. OmniMount is a manufacturer and designer of speaker and video mountings and other products to maximize the home theater experience.

Acquisitions contributed approximately $11,200,000, $1,200,000 and $100,000 to net sales, operating earnings and depreciation and amortization expense, respectively, for the second quarter ended July 2, 2005 and contributed approximately $23,400,000, $1,700,000 and $200,000 to net sales, operating earnings and depreciation and amortization expense, respectively, for the first six months ended July 2, 2005. Panamax, M&S and OmniMount are included in the Residential Building Products Segment in the Company's segment reporting, while IMS is included in the Air Conditioning and Heating Products Segment in the Company's segment reporting. Pro forma results related to these acquisitions have not been presented, as the effect is not significant to the Company's consolidated operating results.

Acquisitions are accounted for as purchases and, accordingly, have been included in the Company's consolidated results of operations since the acquisition date. Purchase price allocations are subject to refinement until all pertinent information regarding the acquisition is obtained.

On July 15, 2005, the Company acquired the assets and certain liabilities of Niles Audio Corporation ("Niles") for an initial purchase price of approximately $75,400,000. In connection with the acquisition of Niles, the Company utilized approximately $40,400,000 of cash on hand, borrowed approximately $25,000,000 against the U.S. portion of its revolving credit facility (which effectively reduced its borrowing availability by such amount) and issued an unsecured promissory note in the amount of approximately $10,000,000. Subsequent to the acquisition, Nortek repaid approximately $15,000,000 of the outstanding balance of the U.S. portion of its revolving credit facility and at July 27, 2005, had approximately $10,000,000 of remaining outstanding borrowings and approximately $61,700,000 of borrowing availability under the U.S. portion of its revolving credit facility. As this transaction occurred on July 15, 2005, amounts prior to July 15, 2005 do not include the effect of the Niles acquisition. Niles is located in Miami, FL and manufactures and designs products that provide customers with innovative solutions for whole-house distribution and integration of audio and video systems, including speakers, receivers, amplifiers, automation devices, controls and accessories. For the year ended December 31, 2004, Niles had net sales, operating earnings and depreciation and amortization expense of approximately $50,000,000, $8,500,000 and $500,000, respectively.

(C) On July 31, 2004, the Company sold the capital stock of its wholly-owned subsidiary, La Cornue SAS ("La Cornue") for net cash proceeds of approximately $5,800,000 and recorded a net after tax gain of approximately $900,000. La Cornue, situated outside of Paris, France manufactures and sells high-end custom made cooking ranges.

On February 12, 2004, the Company sold the capital stock of its wholly-owned subsidiary Ply Gem Industries, Inc. ("Ply Gem") for net cash proceeds of approximately $506,700,000, after excluding approximately $21,400,000 of proceeds provided to fund liabilities of Ply Gem indemnified by the Company, and recorded a net after-tax gain on the sale of approximately $74,100,000. Ply Gem, through its operating subsidiaries, is a manufacturer and distributor of a range of products for use in the residential new construction, do-it-yourself and professional renovation markets, including vinyl siding, windows, patio doors, fencing, railing, decking and accessories. The results of operations of the operating subsidiaries of Ply Gem comprised the Company's entire Windows, Doors and Siding Products ("WDS") reporting segment and the corporate expenses of Ply Gem, which were previously included in Unallocated in the Company's segment reporting (see Note D).

**NTK HOLDINGS, INC. AND SUBSIDIARIES**
**NOTES TO UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS**
**(Continued)**

The Company allocates interest to dispositions that qualify as a discontinued operation for debt instruments which are entered into specifically and solely with the entity disposed of and for debt which is settled with proceeds received from the disposition. Interest allocated to discontinued operations, included in interest expense, net in the table below, was approximately $2,800,000 (net of taxes of approximately $1,600,000) for the first six months ended July 3, 2004.

The sale of La Cornue and Ply Gem and the related operating results have been excluded from earnings from continuing operations and are classified as discontinued operations for all periods presented.

The table that follows presents a summary of the results of discontinued operations for the second quarter and first six months ended July 3, 2004:

| | Pre-Acquisition | |
|---|---|---|
| | For the Three Months Ended July 3, 2004 | For the Six Months Ended July 3, 2004 |
| | *(Amounts in thousands)* | |
| Net sales | $ 2,400 | $ 45,400 |
| Operating loss of discontinued operations * | $ (1,495) | $ (3,737) |
| Interest expense, net | (5) | (4,563) |
| Loss before income tax benefit | (1,500) | (8,300) |
| Income tax benefit | (300) | (2,900) |
| Loss from discontinued operations | (1,200) | (5,400) |
| Gain on sale of discontinued operations | --- | 122,700 |
| Income tax provision on sale of discontinued operations | --- | 50,400 |
| | --- | 72,300 |
| (Loss) earnings from discontinued operations | $ (1,200) | $ 66,900 |
| Depreciation and amortization expense | $ 26 | $ 1,405 |

* Operating loss of discontinued operations are net of Ply Gem corporate expenses, which were previously included within Unallocated in the Company’s segment reporting.

(D) The Company has two reportable segments: the Residential Building Products Segment and the Air Conditioning and Heating Products Segment. In the tables below, Unallocated includes corporate related items, intersegment eliminations and certain income and expense items not allocated to reportable segments.

The Company evaluates segment performance based on operating earnings before allocations of corporate overhead costs. Intersegment net sales and intersegment eliminations were not material for any of the periods presented. The income statement impact of all purchase accounting adjustments, including goodwill and intangible asset amortization, is reflected in the operating earnings of the applicable operating segment.

Unaudited net sales, operating earnings and pre-tax earnings from continuing operations for the Company's segments for the three months ended July 2, 2005 and July 3, 2004 were as follows:

| | For the Three Months Ended | |
|---|---|---|
| | Post-Acquisition July 2, 2005 | Pre-Acquisition July 3, 2004 |
| | *(Amounts in thousands)* | |
| **Net sales:** | | |
| Residential building products | $ 278,928 | $ 243,246 |
| Air conditioning and heating products | 219,932 | 202,766 |
| Consolidated net sales | $ 498,860 | $ 446,012 |
| **Operating earnings:** | | |
| Residential building products * | $ 45,946 | $ 41,931 |
| Air conditioning and heating products * | 20,434 | 16,218 |
| Subtotal | 66,380 | 58,149 |
| **Unallocated:** | | |
| Stock based compensation charges | (100) | (2,100) |
| Foreign exchange loss on intercompany debt | (200) | --- |
| Other, net | (7,101) | (9,162) |
| Consolidated operating earnings | 58,979 | 46,887 |
| Interest expense | (32,741) | (18,422) |
| Investment income | 362 | 335 |
| Earnings before provision for income taxes | $ 26,600 | $ 28,800 |

* The operating results of the Residential Building Products Segment for the second quarter ended July 2, 2005 and July 3, 2004 include a non-cash foreign exchange loss of approximately $600,000 and a non-cash foreign exchange gain of approximately $100,000, respectively, on certain intercompany debt between the Company's subsidiaries. The operating results of the Residential Building Products Segment for the second quarter ended July 3, 2004 also include approximately $600,000 of stock-based compensation charges.

The operating results of the Air Conditioning and Heating Products Segment for the second quarter ended July 2, 2005 include a non-cash foreign exchange loss of approximately $100,000 on certain intercompany debt between the Company's subsidiaries. The operating results of the Air Conditioning and Heating Products Segment for the second quarter ended July 3, 2004 include approximately $600,000 of costs associated with the closure of certain manufacturing facilities and approximately $400,000 of stock-based compensation charges.

Unaudited net sales, operating earnings and pre-tax earnings from continuing operations for the Company's segments for the first six months ended July 2, 2005 and July 3, 2004 were as follows:

| | For the Six Months Ended | |
|---|---|---|
| | Post-Acquisition July 2, 2005 | Pre-Acquisition July 3, 2004 |
| | *(Amounts in thousands)* | |
| **Net sales:** | | |
| Residential building products | $ 539,952 | $ 477,336 |
| Air conditioning and heating products | 393,026 | 373,688 |
| Consolidated net sales | $ 932,978 | $ 851,024 |
| **Operating earnings:** | | |
| Residential building products * | $ 83,639 | $ 82,097 |
| Air conditioning and heating products * | 27,773 | 25,290 |
| Subtotal | 111,412 | 107,387 |
| **Unallocated:** | | |
| Stock based compensation charges | (200) | (2,300) |
| Foreign exchange loss on intercompany debt | (300) | (200) |
| Gain on legal settlement | 1,400 | --- |
| Other, net | (12,595) | (16,327) |
| Consolidated operating earnings | 99,717 | 88,560 |
| Interest expense | (69,925) | (43,981) |
| Loss from debt retirement | --- | (11,958) |
| Investment income | 808 | 1,279 |
| Earnings before provision for income taxes | $ 30,600 | $ 33,900 |

* The operating results of the Residential Building Products Segment for the first six months ended July 2, 2005 and July 3, 2004 include a non-cash foreign exchange loss of approximately $1,000,000 and $300,000, respectively, on certain intercompany debt between the Company's subsidiaries. The operating results of the Residential Building Products Segment for the first six months ended July 3, 2004 also include approximately $600,000 of stock-based compensation charges.

The operating results of the Air Conditioning and Heating Products Segment for the first six months ended July 2, 2005 include a non-cash foreign exchange loss of approximately $100,000 on certain intercompany debt between the Company's subsidiaries. The operating results of the Air

Conditioning and Heating Products Segment for the first six months ended July 3, 2004 include approximately $1,900,000 of costs associated with the closure of certain manufacturing facilities and approximately $400,000 of stock-based compensation charges.

Unaudited depreciation expense, amortization of intangible assets and purchase price allocated to inventory and capital expenditures from continuing operations for the Company's segments for the three months ended July 2, 2005 and July 3, 2004 were as follows:

| | For the Three Months Ended | |
|---|---|---|
| | Post-Acquisition July 2, 2005 | Pre-Acquisition July 3, 2004 |
| | *(Amounts in thousands)* | |
| **Depreciation Expense:** | | |
| Residential building products | $ 3,340 | $ 3,653 |
| Air conditioning and heating products | 3,168 | 3,126 |
| Other | 199 | 223 |
| Consolidated depreciation expense | $ 6,707 | $ 7,002 |
| **Amortization of intangible assets and purchase price allocated to inventory *:** | | |
| Residential building products | $ 3,464 | $ 2,728 |
| Air conditioning and heating products | 797 | 870 |
| Other | 124 | --- |
| Consolidated amortization expense and purchase price allocated to inventory | $ 4,385 | $ 3,598 |
| **Capital Expenditures:** | | |
| Residential building products | $ 2,334 | $ 2,370 |
| Air conditioning and heating products | 4,796 | 2,318 |
| Other | 19 | 24 |
| Consolidated capital expenditures | $ 7,149 | $ 4,712 |

* During the second quarter ended July 3, 2004 the Company reflected in the Residential Building Products Segment amortization of approximately $100,000 of excess purchase price allocated to inventory as a non-cash charge to cost of products sold.

Unaudited depreciation expense, amortization of intangible assets and purchase price allocated to inventory and capital expenditures from continuing operations for the Company's segments for the first six months ended July 2, 2005 and July 3, 2004 were as follows:

| | For the Six Months Ended | |
|---|---|---|
| | Post-Acquisition July 2, 2005 | Pre-Acquisition July 3, 2004 |
| | *(Amounts in thousands)* | |
| **Depreciation Expense:** | | |
| Residential building products | $ 6,768 | $ 6,459 |
| Air conditioning and heating products | 6,366 | 6,028 |
| Other | 424 | 305 |
| Consolidated depreciation expense | $ 13,558 | $ 12,792 |
| **Amortization of intangible assets and purchase price allocated to inventory *:** | | |
| Residential building products | $ 7,300 | $ 5,376 |
| Air conditioning and heating products | 1,600 | 1,694 |
| Other | 249 | --- |
| Consolidated amortization expense and purchase price allocated to inventory | $ 9,149 | $ 7,070 |
| **Capital Expenditures:** | | |
| Residential building products | $ 4,781 | $ 4,799 |
| Air conditioning and heating products | 7,677 | 4,475 |
| Other | 226 | 342 |
| Consolidated capital expenditures | $ 12,684 | $ 9,616 |

* During the first six months ended July 2, 2005 and July 3, 2004 the Company reflected in the Residential Building Products Segment amortization of approximately $400,000 and $200,000, respectively, of excess purchase price allocated to inventory as a non-cash charge to cost of products sold.

(E) On February 15, 2005, the Company completed the sale of $403,000,000 aggregate principal amount at maturity ($250,408,080 gross proceeds) of its 10 3/4% Senior Discount Notes due March 1, 2014 (the "10 3/4% Senior Discount Notes"). The 10 3/4% Senior Discount Notes, which are structurally subordinate to all debt and liabilities of the Company's subsidiaries, including Nortek Holdings and Nortek, were issued and sold in a private Rule 144A offering to institutional investors. On July 5, 2005, the Company filed a registration statement with the SEC to exchange the 10 3/4% Senior Discount Notes for registered notes. The registration statement went effective on July 21, 2005 and the Company is currently in the exchange offer period for the 10 3/4% Senior Discount Notes. The exchange offer period expires on August 23, 2005. The Company will continue to file periodic reports with the SEC as required by the indenture governing the 10 3/4% Senior Discount Notes.

The accreted value of the 10 3/4% Senior Discount Notes will increase from the date of issuance at a rate of 10 3/4% per annum compounded semi-annually such that the accreted value would, if no prior redemptions are made, equal the principal amount of $403,000,000 in September 2009. No cash interest will accrue on the 10 3/4% Senior Discount Notes prior to September 1, 2009 and, thereafter, cash interest will accrue at 10 3/4% per annum payable semi-annually in arrears on March 1 and September 1 of each year, commencing on March 1, 2010, until maturity. The 10 3/4% Senior Discount Notes are unsecured obligations of the Company, which mature on March 1, 2014, and may be redeemed in whole or in part at the redemption prices as defined in the indenture governing the 10 3/4% Senior Discount Notes (the "Indenture"). The Indenture contains covenants that limit the Company's ability to engage in certain transactions, including incurring additional indebtedness and paying dividends or distributions.

The net proceeds of the offering were used to pay a dividend of approximately $187,000,000 to its sole stockholder, THL-Nortek Investors, LLC ("Investors LLC"). In turn, Investors LLC authorized a distribution of approximately $187,000,000 to the equity holders of Investors LLC in accordance with the terms of the LLC agreement by and among Investors LLC and its members. In addition, on February 18, 2005, NTK Holdings contributed approximately $57,700,000 to Nortek Holdings for the purpose of making payments under the Nortek Holdings, Inc. Deferred Compensation Plan, which resulted in additional interest expense of approximately $8,200,000, which the Company has included in interest expense in the accompanying unaudited condensed consolidated summary of operations. All payments related to this contribution have been made by Nortek Holdings.

(F) The following is a summary of selected unaudited balance sheet amounts and ratios at July 2, 2005 and December 31, 2004:

| | Balance at | |
|---|---|---|
| | July 2, 2005 | December 31, 2004 |
| | *(Dollar amounts in thousands)* | |
| Unrestricted cash and cash equivalents | $ 74,615 | $ 94,955 |
| Accounts receivable, less allowances | 284,233 | 225,706 |
| Inventories | 229,520 | 205,549 |
| Property and equipment, net | 193,968 | 201,090 |
| Intangible assets, net | 100,776 | 110,715 |
| Goodwill | 1,309,067 | 1,295,105 |
| Deferred debt expense | 44,855 | 41,741 |
| Accounts payable | 167,886 | 137,343 |
| Accrued expenses and taxes, net | 168,803 | 220,784 |
| Short-term borrowings and current maturities of indebtedness | 18,036 | 19,778 |
| Long-term indebtedness | 1,608,440 | 1,350,210 |
| Other long-term liabilities | 210,890 | 214,672 |
| Stockholder's investment | 147,167 | 321,788 |
| Debt to equity ratio | 11.1:1 | 4.3:1 |

(G) The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to Note H for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under generally accepted accounting principles in the United States ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net income (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of

operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net income (loss) for a more complete analysis of the Company's profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with the Acquisition and Recapitalization, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with traditional GAAP performance measures for a complete evaluation of the Company's operating performance.

**NTK HOLDINGS, INC. AND SUBSIDIARIES**
**NOTES TO UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS**
**(Continued)**

The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the three months ended July 2, 2005 and July 3, 2004:

| | For the Three Months Ended | |
|---|---|---|
| | Post-Acquisition July 2, 2005 | Pre-Acquisition July 3, 2004 |
| | *(Amounts in thousands)* | |
| Net earnings * | $ 16,500 | $ 15,900 |
| Provision for income taxes from continuing operations | 10,100 | 11,700 |
| Provision for income taxes from discontinued operations | --- | (300) |
| Interest expense from continuing operations ** | 32,741 | 18,422 |
| Interest expense from discontinued operations | --- | 10 |
| Investment income from continuing operations | (362) | (335) |
| Investment income from discontinued operations | --- | (5) |
| Depreciation expense from continuing operations | 6,707 | 7,002 |
| Depreciation expense from discontinued operations | --- | 26 |
| Amortization expense from continuing operations | 4,385 | 3,598 |
| EBITDA | $ 70,071 | $ 56,018 |

* Includes a loss of approximately $1,200,000 from discontinued operations for the second quarter ended July 3, 2004 (see Note C).

EBITDA includes approximately $100,000 and $3,100,000 of stock-based compensation charges recorded in the second quarter ended July 2, 2005 and July 3, 2004, respectively.

** Interest expense from continuing operations for the second quarter ended July 2, 2005 includes cash interest of approximately $25,587,000 and non-cash interest of approximately $7,154,000 and interest expense from continuing operations for the second quarter ended July 3, 2004 includes cash interest of approximately $8,678,000 and non-cash interest of approximately $9,744,000.

## NTK HOLDINGS, INC. AND SUBSIDIARIES
## NOTES TO UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
## (Continued)

The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the first six months ended July 2, 2005 and July 3, 2004:

| | For the Six Months Ended | |
|---|---|---|
| | Post-Acquisition July 2, 2005 | Pre-Acquisition July 3, 2004 |
| | *(Amounts in thousands)* | |
| Net earnings * | $ 18,800 | $ 87,000 |
| Provision for income taxes from continuing operations | 11,800 | 13,800 |
| Provision for income taxes from discontinued operations | --- | 47,500 |
| Interest expense from continuing operations ** | 69,925 | 43,981 |
| Interest expense from discontinued operations | --- | 4,597 |
| Investment income from continuing operations | (808) | (1,279) |
| Investment income from discontinued operations | --- | (34) |
| Depreciation expense from continuing operations | 13,558 | 12,792 |
| Depreciation expense from discontinued operations | --- | 1,202 |
| Amortization expense from continuing operations | 9,149 | 7,070 |
| Amortization expense from discontinued operations | --- | 203 |
| EBITDA | $ 122,424 | $ 216,832 |

* Includes earnings of approximately $66,900,000 from discontinued operations for the first six months ended July 3, 2004 (see Note C).

EBITDA includes approximately $200,000 and $3,300,000 of stock-based compensation charges recorded in the first six months ended July 2, 2005 and July 3, 2004, respectively.

** Interest expense from continuing operations for the first six months ended July 2, 2005 includes cash interest of approximately $56,628,000 and non-cash interest of approximately $13,297,000 and interest expense from continuing operations for the first six months ended July 3, 2004 includes cash interest of approximately $25,641,000 and non-cash interest of approximately $18,340,000.

(H) The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to Note G for operating performance measure disclosures with respect to EBITDA and a reconciliation from net income (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under generally accepted accounting principles in the United States ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation. The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment of cash flow ability and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional

indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash used in operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the first six months ended July 2, 2005 and July 3, 2004:

| | For the Six Months Ended | |
|---|---|---|
| | Post-Acquisition July 2, 2005 | Pre-Acquisition July 3, 2004 |
| | *(Amounts in thousands)* | |
| Net cash used in operating activities * | $ (54,154) | $ (30,658) |
| Cash used by working capital and other long-term asset and liability changes | 114,110 | 41,659 |
| Deferred federal income tax provision from continuing operations | (5,500) | (9,800) |
| Deferred federal income tax credit from discontinued operations | --- | 18,500 |
| Non-cash stock based compensation | (158) | (5,241) |
| Gain on sale of discontinued operations | --- | 122,700 |
| Gain on sale of fixed assets | 506 | --- |
| Non-cash interest expense, net | (13,297) | (18,340) |
| Loss from debt retirement | --- | (11,958) |
| Provision for income taxes from continuing operations | 11,800 | 13,800 |
| Provision for income taxes from discontinued operations | --- | 47,500 |
| Interest expense from continuing operations ** | 69,925 | 43,981 |
| Interest expense from discontinued operations | --- | 4,597 |
| Investment income from continuing operations | (808) | (1,279) |
| Investment income from discontinued operations | --- | (34) |
| Depreciation expense from discontinued operations | --- | 1,202 |
| Amortization expense from discontinued operations | --- | 203 |
| EBITDA | $ 122,424 | $ 216,832 |

* Includes earnings of approximately $66,900,000 from discontinued operations for the first six months ended July 3, 2004 (see Note C).

EBITDA includes approximately $200,000 and $3,300,000 of stock-based compensation charges recorded in the first six months ended July 2, 2005 and July 3, 2004, respectively.

** Interest expense from continuing operations for the first six months ended July 2, 2005 includes cash interest of approximately $56,628,000 and non-cash interest of approximately $13,297,000 and interest expense from continuing operations for the first six months ended July 3, 2004 includes cash interest of approximately $25,641,000 and non-cash interest of approximately $18,340,000.